Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a -16 or 15d-16 of
the Securities Exchange Act of 1934

For the three months ended March 30, 2002

Commission File Number: 0-29712

DOREL INDUSTRIES INC.
1255 Greene Avenue, Suite 300
Westmount (Quebec) Canada H3Z 2A4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: ____________________
Name: Martin Schwartz
Title: President, Chief Executive Officer

By: ____________________
Name: Jeffrey Schwartz
Title: Vice-President, Finance and Secretary

Date: April 25, 2002

Ex. A

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	2002	2001
SALES	254,983	245,150
EXPENSES		
Cost of sales	195,220	190,368
Operating	26,750	23,464
Amortization	5,979	5,806
Research and development costs	1,086	1,007
Interest on long-term debt	3,239	5,112
Other interest	(24)	196
	232,250	225,953
Income before income taxes and amortization of goodwill	22,733	19,197
Income taxes	7,005	5,129
Income before amortization of goodwill	15,728	14,068
Amortization of goodwill	-	1,936
NET INCOME	15,728	12,132
EARNINGS PER SHARE - BASIC:		
Before amortization of goodwill	0.56	0.50
Net income	0.56	0.43
EARNINGS PER SHARE - DILUTED:		
Before amortization of goodwill	0.55	0.50
Net income	0.55	0.43
SHARES OUTSTANDING		
Basic - weighted average	28,188,008	28,138,129
Diluted - weighted average	28,665,421	28,400,128

Ex. B

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	2002	2001
BALANCE, BEGINNING OF PERIOD	153,223	127,719
Net income	15,728	12,132
BALANCE, END OF PERIOD	168,951	139,851

EX. C

DOREL INDUSTRIES INC.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	as at March 31, 2002	as at December 30, 2001	as at March 31, 2001
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	16,728	18,639	5,811
Accounts receivable	147,958	93,945	160,625
Inventories	129,334	152,411	144,396
Prepaid expenses	17,472	17,178	16,146
Income taxes receivable	-	5,157	107
Deferred income taxes	10,222	11,195	15,605
	321,714	298,526	342,690
CAPITAL ASSETS	96,409	98,366	100,746
GOODWILL	151,505	151,624	146,611
DEFERRED CHARGES	11,848	12,557	9,314
INTANGIBLE ASSETS	4,158	4,055	3,378
DEFERRED INCOME TAXES	-	1,327	1,938
OTHER ASSETS	2,120	2,120	1,120
	587,754	568,575	605,797
LIABILITIES			
CURRENT LIABILITIES			
Bank indebtedness	8,563	7,911	5,486
Accounts payable and accrued liabilities	108,291	104,873	116,922
Income taxes payable	4,571	-	-
Current portion of long-term debt	3,652	2,680	2,536
	125,077	115,465	124,944
LONG-TERM DEBT	219,221	225,246	266,275
PENSION OBLIGATION	12,907	12,879	12,779
DEFERRED INCOME TAXES	2,362	3,073	2,620
SHAREHOLDERS' EQUITY			
CAPITAL STOCK	63,554	63,023	62,790
RETAINED EARNINGS	168,951	153,223	139,851
CUMULATIVE TRANSLATION ADJUSTMENT	(4,318)	(4,334)	(3,462)
	228,187	211,912	199,179
	587,754	568,575	605,797

Ex. D

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	2002	2001
CASH PROVIDED BY (USED IN):		
OPERATING ACTIVITIES		
Net income	15,728	12,132
Adjustments for:		
Amortization	5,979	7,742
Deferred income taxes	1,416	312
Loss (gain) on disposal of capital assets	(14)	544
	23,109	20,730
Changes in non-cash working capital:		
Accounts receivable	(53,933)	(36,979)
Inventories	22,906	(4,691)
Prepaid expenses	(231)	(416)
Accounts payable and accrued liabilities	3,436	9,943
Income taxes payable	9,734	(663)
	(18,088)	(32,806)
CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	5,021	(12,076)
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	(5,040)	11,515
Issuance of capital stock	531	295
Increase in bank indebtedness	721	1,020
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,788)	12,830
INVESTING ACTIVITIES		
Additions to capital assets - net	(2,736)	(1,440)
Deferred charges	(507)	(869)
Intangible assets	(244)	(283)
CASH USED IN INVESTING ACTIVITIES	(3,487)	(2,591)
Effect of exchange rate changes on cash	343	978
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,912)	(859)
Cash and cash equivalents, beginning of period	18,639	6,670
CASH AND CASH EQUIVALENTS, END OF PERIOD	16,728	5,811

Notes to the Consolidated Financial Statements
As at March 31, 2002
All figures in US$ (Unaudited)

1. Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the US dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements. These consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 30, 2001, which is due for release at the end of April 2002.

Change in Accounting Principles

Earnings per share
In the third quarter of 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3500, "Earnings per Share" which was applied retroactively with prior periods being restated. This section requires the treasury stock method be used rather than the imputed earnings method for determining the dilutive effect of warrants and options when calculating diluted earnings per share. Adoption of the new recommendations did not have a significant impact on the diluted earnings per share calculation.

Stock Based Compensation
Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3870, "Stock-Based Compensation and other Stock-Based Payments". This new section is similar to existing US GAAP requirements covered by the United States Financial Accounting Standards Board standard SFAS No. 123 and by the guidelines of Accounting Principles Board Opinion No. 25 in that it establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Currently, the Company may under various plans, grant stock options on the Company's Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options are granted, less any discounts permitted by law and by regulations of the securities authorities to which the Company is subject. Section 3870 encourages companies to apply the fair value based method of accounting to all employee stock-based compensation plans, but requires them to do so only for specific types of stock-based payments, of which the Company has none.

Therefore, the Company has elected not to record any related compensation expense in the Company's results of operations. Had the Company elected to recognize compensation costs based on the fair value at the date of grant consistent with the provisions of the guidelines, the Company's net income and earnings per share for the three months ending March 31, 2002 would have been reduced by $252 thousand or $0.01 cent per share respectively. Note that in the first year of application, comparative disclosures need not be provided for prior years.

Goodwill
Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangible Assets". Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Also in accordance with the new standards, goodwill and intangible assets with an indefinite life are no longer amortized to income, but rather are assessed for impairment on an annual basis. As detailed on the Income Statement, goodwill amortization in the first quarter of 2001 amounted to $1.9 million or $0.07 per share.

In addition, a transitional impairment test of the goodwill's value is required. The Company is currently competing its initial impairment review and is required to complete it within six months of the new section's adoption. Should any resulting write-down be indicated, it will be charged to the company's opening retained earnings.

Segmented Information

The Company has changed the structure of its internal organization with respect to the manufacture and sale of metal and wood furniture previously reported within the Home Furnishings segment. These products are now considered part of the Ready-to-Assemble (RTA) segment. Accordingly, results for the prior period as previously reported have been restated to reflect this change and are included in the RTA segment as shown in Note 4 to these financial statements.

Reclassifications

Certain of the prior year's accounts have been reclassified to conform to the 2002 financial statement presentation.

2. Sale of Accounts Receivable

On June 22, 2001, the Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. As of March 31, 2002, the Company sold $30.0 million of accounts receivable under this agreement and excluded this amount from the accounts receivable balance at March 31, 2002. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At March 31, 2002, the retained interest totalled $2.25 million.

3. Earnings per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	2002	2001
Weighted daily average number of Class "A" Multiple and Class "B" Subordinate Voting Shares	28,188,008	28,138,129
Dilutive effect of stock options and share purchase warrants	477,413	261,999
Weighted average number of diluted shares	28,665,421	28,400,128
Number of anti-dilutive stock options or share purchase warrants excluded from fully diluted earnings per share calculation	-	534,000

4. Segmented Information

For the Three Month Period Ended March 31, 2002 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
	2002	**2002**	**2002**	**2002**	**2002**
Sales to customers	$ 147,880	$ 70,913	$ 36,190	$ -	$ 254,983
Inter-segment sales	-	-	-	(-)	-
TOTAL OPERATING REVENUE	147,880	70,913	36,190	(-)	254,983
OPERATING PROFIT	$ 13,929	$ 12,499	$ 1,613		28,041
Corporate expenses					2,092
Interest					3,216
Income taxes					7,005
NET INCOME					$ 15,728
Amortization	$ 4,074	$ 1,099	$ 518		
Amortization of goodwill	$ -	$ -	$ -		
Goodwill Carrying Value	$ 147,083	$ 4,422	$ -		

For the Three Month Period Ended March 31, 2001 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
	2001	**2001**	**2001**	**2001**	**2001**
Sales to customers	$ 138,599	$ 75,187	$ 31,364	$ -	$ 245,150
Inter-segment sales	8	926	-	(934)	-
TOTAL OPERATING REVENUE	138,607	76,113	31,364	(934)	245,150
OPERATING PROFIT *	$ 11,683	$ 12,600	$ 301		24,584
Corporate expenses					2,015
Interest					5,308
Income taxes					5,129
NET INCOME					$ 12,132
Amortization	$ 3,664	$ 1,372	$ 490		
Amortization of goodwill	$ 1,865	$ 71	$ -		
Goodwill Carrying Value	$ 141,897	$ 4,714	-		

* Includes goodwill amortization

Note that there has not been a material change in the relative value of segmented asset information nor the geographic segment information disclosed in the most recently audited annual consolidated financial statements dated December 30, 2001. As such, these amounts are not disclosed here.

COMMUNIQUÉ

JUVENILE

Cosco

Maxi-Miliaan B.V.

Safety 1st

Dorel (U.K.)

READY-TO-ASSEMBLE

Ameriwood

Ridgewood

HOME FURNISHINGS

Dorel Home Products

Cosco

Dorel Asia

EXCHANGES

CANADA:
Toronto
Stock Exchange:
DII.A, DII.B

U.S.A.:
NASDAQ:
DIIBF

CONTACT:
Maison Brison
Rick Leckner
Jon Reider
(514) 731-0000

Dorel Industries Inc.
Jeffrey Schwartz
(514) 934-3034

DOREL REPORTS RECORD FIRST QUARTER RESULTS

Company Well Positioned for Continued Growth

Montreal, April 24, 2002 - Dorel Industries Inc. (TSE: DII.A, DII.B; NASDAQ: DIIBF) today announced record first quarter results. Sales were up 4% in the quarter to reach $255 million. Earnings increased 30% to $15.7 million resulting in fully diluted earnings per share of $0.55 vs. $0.43 earned in 2001. Excluding goodwill amortization, diluted earnings per share in 2001 was $0.50. Dorel's balance sheet continued to show the benefits of the Company's emphasis on improved cash and working capital management as debt levels, net of cash on hand, at the end of the first quarter were almost $54 million lower than the prior year.

"After a very challenging 2001, we are extremely pleased with our performance in this first quarter of 2002. The consumer has definitely been the key factor behind renewed economic growth and we have been, and continue to be, uniquely placed to benefit from this," commented Dorel President and CEO Martin Schwartz. "We've registered improvements in both sales and earnings, and are on track and committed to achieving the objectives set out at the start of the year."

Results for the first quarter ended March 31, 2002 were as follows:

Summary of Financial Highlights

First quarter ended March 31

All figures in thousands of US $

	2002	2001	% Change
Revenue	254,983	245,150	4.0%
Income before amortization of goodwill	15,728	14,068	11.8%
Per share – Basic	0.56	0.50	12.0%
Per share - Diluted	0.55	0.50	10.0%
Net income	15,728	12,132	29.6%
Per share – Basic	0.56	0.43	30.2%
Per share - Diluted	0.55	0.43	27.9%
Average number of shares outstanding – diluted weighted average	28,665,421	28,400,128	

***Note:** All 2002 figures take into account the new accounting treatment of goodwill amortization that went into effect January 1, 2002.*

JUVENILE

Sales in the Juvenile segment increased 7% to reach $147.9 million, while earnings from operations increased 3% to reach $13.9 million compared to the first quarter one year ago. More importantly, given the weakness in the Juvenile segment through the last half of 2001, first quarter results compared to fourth quarter performance reflect a very significant improvement of 36% in sales, while operating earnings increased from $2.4 million to $13.9 million. The sales increase was due to overall strength in consumer demand for Dorel's broad range of juvenile products both in North America and Europe. The increase came despite the negative impact during the quarter of no product shipments in January to one of Dorel's largest customers as they encountered financial difficulties. Shipments to this customer resumed in February. The improvement in earnings resulted from the impact of strict cost controls and a positive product mix. Profitability was also increased by the successful implementation of the division's revamped US distribution network of strategically located distribution centers, including the Company's two new 600,000 plus square foot, state-of-the-art centers in Greenwood; Indiana and Ontario; California.

"I am very pleased that the immediate measures taken to return our Juvenile Group to its solid levels of profitability have paid off so quickly," said Mr. Schwartz. "Our Juvenile segment still offers significant potential for improvement and growth as we continue to concentrate on aggressive new product development while at the same time maintaining our focus on our overall cost structure. This first quarter performance puts us on track to meet our objectives of sales of between $525 and $575 million and earnings from operations of between 8.5% - 9.5% (up from our initial projections of 7.5% - 8.5% outlined in our guidance provided on January 17, 2002)."

READY-TO-ASSEMBLE FURNITURE

Dorel's Ready-To-Assemble Furniture segment posted sales of $70.9 million, down 5.7% from the previous year's first quarter level but up 14.0% from the levels posted in the fourth quarter of 2001. Operating earnings decreased 1.4% to $12.5 million. During the quarter, as was the case in the Juvenile segment, sales and earnings were impacted by the fact that there were no product shipments in January to one of Dorel's largest customers. Shipments to this customer also resumed in February. Excluding this factor, demand on the RTA side remained strong as the Company benefited from the significant depth of its product offerings.

"We have a solid position in RTA and are still making gains at the expense of our competitors," commented Mr. Schwartz. "The market is showing signs of strengthening and we will benefit from this strength. RTA remains on track to generate sales of between $270 and $285 million in 2002 with earnings from operations in the range of 16.5% to 17.5% of sales."

HOME FURNISHINGS

Home Furnishings sales rose 15% to $36.2 million while earnings from operations were up a significant 436% to $1.6 million compared to the first quarter one year ago. The segment benefited from continued strength in demand and a successful turnaround that significantly lowered the cost structure of its Montreal operations. Most importantly, the Company's futon business was profitable in the quarter. In addition, Dorel Asia continued to grow and faces a very positive outlook going forward.

"The prospects for growth in the Home Furnishings segment remain very strong," stated Mr. Schwartz. "We are definitely on track for continued improvement and we continue to forecast record sales of between $165 and $175 million and earnings from operations of approximately 4% to 5% of sales."

OUTLOOK

"We believe that we are extremely well positioned for growth. All of our business segments have developed aggressive plans to grow their market share and we are confident that the combination of strong brands, innovative product development, solid customer relationships and cost-conscious operations will produce continued gains throughout the year," noted Mr. Schwartz. "We are particularly pleased that we were able to surpass last year's exceptionally strong first quarter. This is an important achievement for the Company given the challenges we faced in the latter half of 2001. These record results confirm our confidence in a strong 2002 and while we remain confident, we feel that it is important to also be very cautious given the continued uncertainties prevailing in the economy." Given these factors, the Company is maintaining its guidance for the 2002 fiscal year of earnings in the range of $1.90 to $2.00 per share.

PROFILE

DOREL INDUSTRIES INC. is a rapidly growing global consumer products manufacturer specializing in three product areas: juvenile products, ready-to-assemble (RTA) furniture, and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings such as metal folding furniture, chairs, tables, futons and step stools.

Dorel employs approximately 3,600 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Cartersville, Georgia; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) which includes the Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's international sourcing operations are carried out through Dorel Asia based in Hong Kong.

- 30 -

INFORMATION FOR SHAREHOLDERS:

Dorel Industries Inc. will hold a conference call to discuss these results today at 11:30 AM Eastern Daylight Saving Time. Interested parties can join the call by dialing (514) 985-7007 (Montreal or overseas) or (888) 294-1314 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-800-558-5253 and entering the passcode 20530137 on your phone. This tape recording will be available on Wednesday, April 24th as of 1:30 PM until 11:00 PM on Friday, April 26th.

Dorel will hold its Annual General Meeting in Montreal, at the Omni Hotel, located at Sherbrooke and Peel Streets, at 11 AM on Thursday, May 30th, 2002.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.